Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and six-month periods ended June 30, 2026 and 2025

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at June 30, 2026	As at December 31, 2025
ASSETS
CURRENT
Cash and cash equivalents		460,597	73,940
Grants receivable and other current assets		1,333	518
Restricted cash and deposits		620	620
Sales taxes receivable		4,069	928
Tax credits receivable	7	1,820	1,860
Prepaid expenses		484	1,586
Total current assets		468,923	79,452

NON-CURRENT
Tax credits receivable	7	13,711	7,514
Investment - Listed shares		300	450
Property, plant and equipment	6	118,039	85,426
Right-of-use assets		1,539	1,552
Deferred financing costs	8	5,301	—
Deposits		50	50
Total non-current assets		138,940	94,992
Total assets		607,863	174,444

LIABILITIES
CURRENT
Accounts payable	9	45,737	10,482
Deferred grants		185	185
Convertible notes	10	17,522	16,948
Derivative warrant liability	11	50,128	62,957
Current portion of lease liabilities		586	569
Current portion of borrowings		272	265
Total current liabilities		114,430	91,406

NON-CURRENT
Asset retirement obligation		1,992	1,584
Lease liabilities		993	1,107
Borrowings		362	499
Total non-current liabilities		3,347	3,190
Total liabilities		117,777	94,596

EQUITY
Share capital		838,291	436,475
Other reserves	10	6,280	5,357
Contributed surplus and warrants		39,602	37,065
Deficit		(394,087)	(399,049)
Total equity		490,086	79,848
Total liabilities and equity		607,863	174,444
Commitments	20

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Paola Farnesi – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss (income) and comprehensive loss (income)

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS (INCOME) AND COMPREHENSIVE LOSS (INCOME)

		For the three-month periods ended		For the six-month periods ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	Notes	$	$	$	$
EXPENSES
Mining projects expenses	13	1,665	1,409	3,987	3,375
Battery Material Plant project expenses	14	3,772	8,601	7,728	18,182
General and administrative expenses	15	7,790	6,555	15,741	13,640
Operating loss		13,227	16,565	27,456	35,197
Net financial costs (income)	16	(22,754)	4,351	(32,618)	(1,939)
Loss (income) before tax		(9,527)	20,916	(5,162)	33,258
Income tax		100	100	200	200
Net loss (income) and comprehensive loss (income)		(9,427)	21,016	(4,962)	33,458

Loss (earnings) per share
Basic	12.2	(0.04)	0.14	(0.02)	0.22
Diluted	12.2	(0.04)	0.14	(0.02)	0.22
Weighted average number of shares outstanding
Basic		246,446,308	153,617,190	204,520,824	153,520,930
Diluted		247,430,636	153,617,190	205,562,231	153,520,930

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the six-month period ended June 30, 2026
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2026		160,761,539	436,475	37,065	5,357	(399,049)	79,848
Common shares issued upon conversion of subscriptions receipts	12.1	52,440,000	111,594	—	—	—	111,594
Shares issued from Private Placements	12.1	115,847,791	294,555	—	—	—	294,555
Options exercised	12.3	102,500	385	(153)	—		232
Release of performance share units (PSU)	12.3	5,000	17	(17)	—	—	—
Share-based compensation	12.3	—	—	2,707	—	—	2,707
Settlement of interest on Convertible Notes	10	—	—	—	923	—	923
Share issue costs		—	(4,735)	—	—	—	(4,735)
Net income (loss) and comprehensive income (loss)		—	—	—	—	4,962	4,962
Balance as at June 30, 2026		329,156,830	838,291	39,602	6,280	(394,087)	490,086

				Contributed	For the six-month period ended June 30, 2025
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2025		152,261,189	411,240	32,609	3,680	(293,872)	153,657
Share-based compensation		—	—	3,331	—	—	3,331
Settlement of interest on Convertible Notes	10	—	—	—	821	—	821
Net income (loss) and comprehensive income (loss)		—	—	—	—	(33,458)	(33,458)
Balance as at June 30, 2025		152,261,189	411,240	35,940	4,501	(327,330)	124,351

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the six-month periods ended
		June 30, 2026	June 30, 2025
	Notes	$	$
OPERATING ACTIVITIES
Net income (loss)		4,962	(33,458)
Adjustments for non-cash items:
Depreciation and amortization		695	4,538
Change in fair value - Listed shares		150	25
Change in fair value - Derivative warrant liability	11	(14,942)	41
Change in fair value - Embedded derivatives	10-12.1	(21,506)	—
Interest and accretion - Convertible notes	10	462	639
Accretion on subscription receipts	12.1	7,701	—
Transaction costs - derivative	12.1	1,599	—
Unrealized foreign exchange loss (gain)		(1,682)	(985)
Loss on write-off/disposal of property, plant and equipment		—	2
Share-based compensation	12.3	2,612	2,995
Other accretions included within financial costs		54	47
Net change in working capital	17	(893)	810
Cash flows used in operating activities		(20,788)	(25,346)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	6-17	(12,740)	(5,860)
Cash flows used in investing activities		(12,740)	(5,860)

FINANCING ACTIVITIES
Proceeds from private placements	12.1	294,555	—
Proceeds from the issuance of subscription receipts	12.1	132,288	—
Subscription receipts issuance costs	12.1	(7,637)	—
Repayment of borrowings		(130)	(123)
Repayment of lease liabilities		(288)	(375)
Proceeds from the exercise of stock options	12.3	232	—
Deferred financing costs	8	(1,823)	—
Share issue costs		(1,797)	(689)
Cash flows from financing activities		415,400	(1,187)

Effect of exchange rate changes on cash		4,785	(441)

Net change in cash and cash equivalents		386,657	(32,834)
Cash and cash equivalents at the beginning of the period		73,940	106,296
Cash and cash equivalents at the end of the period		460,597	73,462
Non-cash investing and financing activities	17

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing carbon-neutral advanced graphite materials.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”). The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the six-month period ended June 30, 2026, the Company reported a net income after tax of $5.0 million and cash outflows from operating activities of $20.8 million and had an accumulated deficit of $394.1 million as of June 30, 2026. The Company has yet to generate positive cash flows.

On May 15, 2026, the Company completed a private placement with Canada Growth Fund Inc. (“CGF”), the Government of Québec through Investissement Québec (“IQ”), and ENI S.p.A. (“ENI”), for aggregate gross proceeds of $294.6M (US$213.2M) (the “Private Placement”). In addition, aggregate gross proceeds of $132.3M (US$96.5M) from the Company’s subscription receipts issued on April 16, 2026 were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of $426.9M (US$309.7M), which enabled the Company to reach a final investment decision (“FID”) for the Phase-2 Matawinie Mine.

In addition, the Company has secured a fully committed senior project debt commitment letter of US$335 million with Export Development Canada (“EDC”) and Canada Infrastructure Bank (“CIB”), subject to certain conditions precedent, with closing expected in the third quarter of 2026. Together, the equity and debt financings constitute the Company’s Matawinie Mine financing package.

As long as the Company closes the senior project debt and meets the draw down conditions, the Company anticipates that the proceeds from its financing package will be sufficient to fund its capital requirements up to the start of commercial production of the Matawinie Mine. In the event that the financing package is insufficient to complete the construction and the commissioning of the mine, the Company will be required to obtain additional financing. Following the achievement of commercial production, the Company expects to generate sufficient cash flows from its mining operations to meet its capital commitments and obligations and to fund its planned expenditures for the Project.

In parallel, the Company is advancing project financing activities for the Phase-2 Bécancour Battery Material Plant. The development of this project is subject to the Company securing additional financing, which has not yet been obtained. Although management believes that an FID for the Bécancour Battery Material Plant will be achieved, there can be no assurance that the Company will be able to do so or that such financing will be available to the Company on acceptable terms, or at all.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2025. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2026 (including comparative statements) were approved and authorized for publication by the Board of Directors on August 12, 2026.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	MATERIAL ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Subsidiaries

On June 20, 2025, NMG Bécancour Inc. and NMG Matawinie Inc. were incorporated.

Information on the Company’s subsidiaries as at June 30, 2026, all of which are wholly-owned, are as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate	Canada	2017
Nouveau Monde Europe LTD	Trading	England and Wales	2020
NMG Bécancour Inc.	Active anode material operations	Canada	2025
NMG Matawinie Inc.	Mining of natural flake graphite	Canada	2025

Deferred Financing Fees

Deferred Financing Fees paid to obtain a financing are recognised as transaction costs when it is likely that some or all of the debt, to which the fees are related, will be drawn. Transaction costs are deferred until the facility is arranged and drawdown occurs, at which time the deferred financing fees will be offset against the proceeds of the credit facility. If it becomes likely that the credit facility will not be completed, the deferred financing fees will be expensed.

4.	NEW ACCOUNTING STANDARDS ADOPTED

In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments to IFRS 9 clarify de-recognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. For qualifying financial liabilities settled throught an electronic cash transfer system, the Company has elected to derecognize the liability when an irrevocable payment instruction is submitted to payment system. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

5.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2025 consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT

	For the six-month period ended June 30, 2026
				Furniture				Bécancour Battery
				and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$	$
COST
January 1, 2026	2,455	1,980	21,246	235	1,478	399	76,020	1,219	842	105,874
Additions, net of grants	801	1,383	—	—	—	77	30,811	—	49	33,121
Transfers	—	—	93	—	—	—	—	—	(93)	—
Write-Off/Disposals	—	—	(209)	—	—	—	—	—	—	(209)
June 30, 2026	3,256	3,363	21,130	235	1,478	476	106,831	1,219	798	138,786
ACCUMULATED DEPRECIATION
January 1, 2026	—	534	19,383	179	20	332	—	—	—	20,448
Depreciation	—	70	366	5	51	16	—	—	—	508
Write-Off/Disposals	—	—	(209)	—	—	—	—	—	—	(209)
June 30, 2026	—	604	19,540	184	71	348	—	—	—	20,747
Net book value as at June 30, 2026	3,256	2,759	1,590	51	1,407	128	106,831	1,219	798	118,039

	For the year ended December 31, 2025
				Furniture				Bécancour Battery
				and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$	$
COST
January 1, 2025	2,455	2,028	27,547	235	—	350	62,479	1,175	1,615	97,884
Additions, net of grants	—	169	(1,100)	—	115	49	13,541	44	1,884	14,702
Transfers	—	—	1,151	—	1,363	—	—	—	(2,514)	—
Write-Off/Disposals	—	(217)	(6,352)	—	—	—	—	—	(143)	(6,712)
December 31, 2025	2,455	1,980	21,246	235	1,478	399	76,020	1,219	842	105,874
ACCUMULATED DEPRECIATION
January 1, 2025	—	644	19,097	170	—	307	—	—	—	20,218
Depreciation	—	105	6,638	9	20	25	—	—	—	6,797
Write-Off/Disposals	—	(215)	(6,352)	—	—	—	—	—	—	(6,567)
December 31, 2025	—	534	19,383	179	20	332	—	—	—	20,448
Net book value as at December 31, 2025	2,455	1,446	1,863	56	1,458	67	76,020	1,219	842	85,426

[1]Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The amount of borrowing costs included in Mine under construction for the three and six-month periods ended June 30, 2026 is $382 and $764, respectively ($561 and $1,122 for the three and six-month periods ended June 30, 2025). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three and six-month periods ended June 30, 2026.

Included in additions to Mine under Construction are capitalized depreciation charges of $17 and $17 for the three and six months periods ended June 30, 2026, respectively (2025 – nil), relating to assets currently in service that support the development and construction activities of the Matawinie Mine Project.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

7.	TAX CREDITS RECEIVABLE

As at June 30, 2026, tax credits receivable totaled $15,531, including $13,711 classified as non-current assets (December 31, 2025: $9,374, including $7,514 classified as non-current assets). The increase mainly relates to investment tax credits of $3,117 generated on eligible expenditures incurred during the period for the Matawinie Mine Project, which are recognized as a reduction of the carrying amount of the Mine under Construction asset category within property, plant and equipment. The increase was also driven by $2,954 of tax credits related to the Scientific Research and Experimental Development ("SR&ED") tax incentive program, reflecting enhanced incentives introduced under both the Canadian and Québec SR&ED programs.

8.	DEFERRED FINANCING COSTS

In connection with the committed senior project debt facilities with EDC and the CIB described in Note 1, the Corporation has a balance of deferred financing costs of $5,301 recorded as Deferred Financing Costs as of June 30, 2026. These costs of which $1,823 were paid in cash are directly attributable to the debt transaction that otherwise would have been avoided and will be offset against the proceeds when the Corporation draws down the funds.

9.	ACCOUNTS PAYABLE

	June 30, 2026	December 31, 2025
	$	$
Trade payable and accrued liabilities	43,701	8,041
Wages and benefits liabilities	2,036	2,441
Accounts payable	45,737	10,482

10.	CONVERTIBLE NOTES

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the exchange’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSX’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSX market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

Convertible Notes – Amendment dated October 27, 2025:

	Host (amortized cost)	Derivative (FVTPL)	Total
	$	$	$
Issuance	16,844	651	17,495
Interest accretion	102	—	102
Fair value adjustment	—	(286)	(286)
Settlement	—	—	—
Foreign exchange	(350)	(13)	(363)
Balance as of December 31, 2025	16,596	352	16,948
Interest accretion	303	—	303
Fair value adjustment	—	(359)	(359)
Foreign exchange	620	10	630
Balance as of June 30, 2026	17,519	3	17,522

On October 27, 2025, the Company reached an agreement with Investissement Québec to extend the maturity date of their Convertible Note from November 8, 2025 to November 8, 2026. In consideration for the extension, the terms of the Notes were amended as follows:

-	The interest rate was increased from the greater of 7% or 3-month CME Term SOFR + 5% to the greater of 7% or 3-month CME Term SOFR + 7%, effective November 9, 2025; and
-	The Company’s discretionary repurchase option was retained; however, the previous interest-related redemption clause (Redemption Premium Forward Rate – 7% and Redemption Premium Backward Rate – 12%) was removed. It was replaced with a new provision allowing the Company to redeem the Notes at any time up to maturity for the principal amount plus any unpaid accrued interest.

Because the amendment occurred shortly before the original maturity date of November 8, 2025 and represented a renegotiation of the terms, the transaction was accounted for as an extinguishment of the original liability and the issuance of a new financial liability in accordance with IFRS 9. No additional costs were incurred in connection with the amendment.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

For the three and six-month periods ended June 30, 2026, the interest coupon totalled an aggregate amount of $467 (US$337) and $923 (US$670), respectively ($405 (US$293)  and $821 (US$583)) for the three and six-month periods ended June 30, 2025). For the second quarter of 2026, the Company elected to pay the interest coupon with 227,924 common shares at a price of US$1.48 which will be issued at maturity or at conversion of IQ’s Note. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2025	possible change	(Derivative liability)	June 30, 2026	possible change	(Derivative liability)
Observable inputs
Share price	US$2.48	+/- 10%	+29/-114	US$1.50	+/- 10%	+9/-1
Foreign Exchange rate	1.37	+/-5%	+/-18	1.39	+/-5%	+/-0
Unobservable inputs
Expected volatility	59.9%	+/- 10%	+21/-109	65.0%	+/- 10%	+10/-1
Credit spread	11.1%	+/-5%	+47/-72	11.1%	+/-5%	+0/0

[1]Holding all other variables constant.

11.	DERIVATIVE WARRANT LIABILITY

Total
$
Issuance	40,151
Fair value adjustment	(24,900)
Foreign exchange	338
Balance as of December 31, 2024	15,589
Fair value adjustment	64,723
Settlement	(16,151)
Foreign exchange	(1,204)
Balance as of December 31, 2025	62,957
Fair value adjustment	(14,942)
Foreign exchange	2,113
Balance as of June 30, 2026	50,128

Private placement with GM and Panasonic:

On February 28, 2024, the Company completed a private placement with General Motors holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”). Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

In October 2025, GM provided the Company with a termination notice indicating that, effective November 30, 2025, it was terminating both the Subscription Agreement and the Supply Agreement. The termination resulted in the derecognition of GM’s derivative warrant liability and a gain of $16,151 (US$11,554) recognized in the consolidated statement of loss related to the settlement of the derivative warrant liability.

In April 2026, the Company entered into an amendment agreement with Panasonic in respect of its warrants. Under the amended terms, the warrants are exercisable upon the final investment decision (“FID”) for the 13ktpy Bécancour Battery Material Plant (“Bécancour FID”) project, rather than upon an affirmative FID, which could previously have been interpreted as either the Matawinie Mine FID or the Bécancour FID.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Private placement with Mitsui and Pallinghurst:

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

In April 2026, the Company entered into an amendment agreement with Mitsui in respect of its warrants. Under the amended terms, the warrants are exercisable upon the final investment decision (“FID”) for Bécancour FID, rather than upon an affirmative FID, which could previously have been interpreted as either the Matawinie Mine FID or the Bécancour FID.

Private placement with IQ and CGF:

On December 20, 2024, the Company completed a private placement, with Canada Growth Fund (“CGF”) and IQ. Each party subscribed for 19,841,269 Common Shares and 19,841,269 Warrants. The 39,682,538 Common Shares and Warrants were issued for aggregate gross proceeds of $71.2 million (US$50 million).

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on December 20, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

In May 2026, the Company amended the warrant certificates issued to CGF and IQ, to extend their expiry date from December 20, 2029 to December 20, 2030. The amended and restated warrant certificates became effective on May 28, 2026.

Upon closing of the private placement on May 15, 2026, acceleration notices were issued in respect of the CGF Warrants and IQ Warrants. Following the issuance of these notices, the IQ Warrants became exercisable after 30 days, while the CGF Warrants will become exercisable after 90 days, in accordance with the terms of the respective agreements.

The following assumptions were used to estimate the fair value of the derivative warrant liability:

		June 30, 2026
	IQ & CGF	Bécancour FID
Number of Warrants	39,682,538	31,250,000
Risk-Free Interest Rate	4.19%	3.97%
Expected Volatility	73%	96%
Stock Price at Valuation Date	US$1.50	US$1.50
Exercise Price	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.75	US$0.17

		December 31, 2025
	Matawinie Mine FID	Bécancour FID
Number of Warrants	45,932,538	25,000,000
Risk-Free Interest Rate	3.67%	3.54%
Expected Volatility	98%	98%
Stock Price at Valuation Date	US$2.48	US$2.48
Exercise Price	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.53	US$0.87

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in the following change in the fair value of the warrants:

		June 30, 2026
	IQ & CGF	Bécancour FID
	$	$
10% increase in volatility	4,248	1,647
10% decrease in volatility	(4,497)	(1,588)

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

		December 31, 2025
	Matawinie Mine FID	Bécancour FID
	$	$
10% increase in volatility	2,840	2,503
10% decrease in volatility	(2,854)	(2,547)

12.	EQUITY

12.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the six-month period ended	For the year ended
	June 30, 2026	December 31, 2025
Shares issued at the start of the period	160,761,539	152,261,189
Shares issued from offering	—	8,333,334
Common shares issued upon conversion of subscriptions receipts	52,440,000	—
Shares issued from Private Placements	115,847,791	—
Options exercised (Note 12.3)	102,500	167,016
Release of performance share units (PSU) (Note 12.3)	5,000
Shares issued at the end of period	329,156,830	160,761,539

On April 16, 2026, the Company completed a bought deal public offering of 52,440,000 subscription receipts, which included the exercise in full of the over-allotment option, at a price of US$1.84 per Subscription Receipt, for gross proceeds of $132.3M (US$96.5M). Each Subscription Receipt represented the right to receive one common share upon satisfaction of certain release conditions, notably the approval of the concurrent private placement by the Company’s shareholders and the closing thereof. The gross proceeds from the offering were placed into escrow pending satisfaction of the release conditions. On May 15, 2026, the release conditions were met and the conversion of the Subscription Receipts into 52,440,000 common shares became unconditional.

Had the Financing Transaction not closed, the proceeds would have been refunded and the Subscription Receipts cancelled. As a result of this conditionality, the Subscription Receipts were classified as a financial liability with an embedded derivative upon initial recognition, as the Company was required to deliver a fixed number of common shares upon conversion, while the proceeds received were denominated in U.S. dollars and the Company's functional currency is the Canadian dollar, resulting in a variable amount of consideration in the Company's functional currency.

The derivative’s fair value of $23.5M (US$17.1M) was determined based on the difference between the Company’s share price on April 16, 2026 (US$2.17) and the US$1.84 Subscription Receipt issuance price. The residual amount of $108.8M (US$79.4M) was recorded as a financial liability, which was accounted for at amortized cost and accreted to the face value of the Subscription Receipts over the period from April 16, 2026 to July 31, 2026, being the ultimate date for conversion of the Subscription Receipts. Transaction costs were allocated on a pro rata basis between the host and the derivative.

Upon the closing of the Private Placement on May 15, 2026, the embedded derivative was revalued at $2.3M (US$1.7M) using the same methodology as described above, at which time the carrying value of the liability related to the Subscription Receipts and the fair value of the derivative were transferred to share capital as the conversion of the Subscription Receipts into common shares of the Company became unconditional.

	Host (amortized cost)	Derivative (FVTPL)	Total
	$	$	$
Initial proceeds	108,828	23,460	132,288
Deduct : transaction fees [1]	(7,418)	—	(7,418)
Interest accretion	7,701	—	7,701
Fair value adjustment	—	(21,147)	(21,147)
Foreign exchange	143	27	170
Transferred to Share Capital upon conversion of Subscription Receipts	109,254	2,340	111,594

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

[1] Transaction fees of $1,599 related to the derivative were recognized in the Consolidated Statement of loss.

On May 15, 2026, the Company closed the private placement with CGF, the Government of Québec via IQ and ENI, representing aggregate gross proceeds of $294.6M (US$213,2M). Pursuant to the Private Placement, each of CGF, IQ and ENI subscribed for 44,452,460 common shares of the Company, 33,351,853 Common Shares and 38,043,478 Common Shares, respectively, at a price of US$1.84 per Common Share. The closing of the Private Placement was conditional upon, among other things, the receipt of various shareholder approvals in accordance with applicable rules of the TSX and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions, which were obtained on May 13, 2026.

12.2 LOSS (EARNINGS) PER SHARE

The calculation of the basic and diluted loss (earnings) per share is based on the loss (earnings) attributable to ordinary shareholders and to the weighted average number of shares outstanding, including shares to be issued for payment of interest on the convertible notes. The calculation of the diluted loss (earnings) per share considers the effects of all dilutive potential ordinary shares.

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net loss (income) and comprehensive loss (income)	(9,427)	21,016	(4,962)	33,458

Basic weighted average number of shares outstanding	246,446,308	153,617,190	204,520,824	153,520,930
Dilutive effect of share options and equity settled awards	984,328	—	1,041,407	—
Dilutive weighted average number of shares outstanding	247,430,636	153,617,190	205,562,231	153,520,930

Basic loss (earnings) per share	(0.04)	0.14	(0.02)	0.22
Diluted loss (earnings) per share	(0.04)	0.14	(0.02)	0.22

12.3 SHARE-BASED PAYMENTS

The Company maintains various share-based compensation incentives governed by the omnibus equity incentive plan available to eligible directors, officers, employees, and consultants, as determined by the Board of Directors. The objective of the Omnibus Equity Incentive Plan is to enhance the Company’s ability to attract and retain talented personnel, while aligning their interests with those of the Company’s shareholders. Under the Omnibus Equity Incentive Plan, the Company may grant Stock Option Awards, Restricted Share Unit (“RSU”) Awards, Performance Share Unit (“PSU”) Awards, and Deferred Share Unit (“DSU”) Awards. The Omnibus Equity Incentive Plan stipulates that the total number of share-based payments under this Plan shall not exceed 15% of the Company’s total issued and outstanding shares, with a maximum of 7.5% allocated to RSUs, PSUs, and DSUs, and a maximum of 7.5% allocated to Stock Options.

A summary of the share-based payments expense is detailed as follows:

	For the six-month period ended	For the six-month period ended
	June 30, 2026	June 30, 2025
Stock option	1,167	3,331
RSU	299	—
PSU	1,000	—
DSU	241	—
	2,707	3,331

During the three and six-month periods ended June 30, 2026, the Company capitalized $48 and $95, respectively, of share-based payment expenses in property plant and equipment, under the category mine under construction ($4 and $336 for the three and six-month periods ended June 30, 2025).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Stock options

The Company’s stock options are as follows:

	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	Stock Options	$	Stock Options	$
Opening balance	7,690,750	4.59	7,994,500	4.90
Granted	1,455,439	2.68	2,052,500	2.18
Exercised	(102,500)	2.26	(510,000)	1.98
Expired	(848,250)	10.29	(1,574,000)	4.26
Forfeited	(198,701)	2.25	(272,250)	2.47
Ending balance	7,996,738	3.72	7,690,750	4.59
Options that can be exercised	5,092,500	4.35	3,845,750	6.53

The Company’s stock options include grants made to key employees in 2024 that vest upon the achievement of the Bécancour FID, subject to certain conditions.

Restricted share units

The Company’s RSU are as follows:

	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
		share price		share price
	Number of RSUs	$	Number of RSUs	$
Opening balance	197,342	3.42	—	—
Granted	678,949	2.63	197,342	3.42
Forfeited	(19,428)	2.97	—	—
Ending balance	856,863	2.80	197,342	3.42
Vested - end of the period	—	—	—	—

They RSU vest annually in three equal tranches from the date of grant.

Performance share units

The Company assesses each reporting period if performance criteria on share-based units will be achieved in measuring the share-based payments. The actual share-based payment and the period over which the expense is being recognized may vary from the estimate.

The Company’s PSU are as follows:

	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
		share price		share price
	Number of PSUs	$	Number of PSUs	$
Opening balance	394,658	3.42	—	—
Granted	—	—	394,658	3.42
Forfeited	(8,333)	3.42	—	—
Released through the issuance of ordinary shares	(5,000)	3.42	—	—
Ending balance	381,325	3.42	394,658	3.42
Vested - end of the period	192,329	3.42	—	—

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The PSUs vest upon the achievement of FID, with a portion having vested upon the achievement of the Matawinie Mine FID and the remaining portion vesting upon the achievement of the Bécancour FID.

Deferred share units

The Company’s DSU are as follows:

	For the six-month period ended June 30, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
		share price		share price
	Number of DSUs	$	Number of DSUs	$
Opening balance	—	—	—	—
Granted	91,629	2.63	—	—
Ending balance	91,629	2.63	—	—
Vested - end of the period	91,629	2.63	—	—

DSUs are granted on a quarterly basis and vest immediately upon grant.

13.	MINING PROJECTS EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits	1,237	1,030	2,626	2,006
Share-based compensation	307	41	584	563
Engineering	48	—	143	—
Consulting fees	18	20	42	51
Materials, consumables, and supplies	158	121	316	339
Maintenance and subcontracting	320	125	731	213
Utilities	96	93	178	185
Depreciation and amortization	114	61	234	121
Other	(16)	70	39	138
Uatnan Mining Project - Exploration and evaluation expenses	4	4	9	14
Grants	—	(37)	—	(42)
Tax credits	(621)	(119)	(915)	(213)
Mining projects expenses	1,665	1,409	3,987	3,375

14.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits	962	1,208	1,871	2,553
Share-based compensation	73	63	201	333
Engineering	3,088	3,898	6,401	8,972
Consulting fees	134	248	329	456
Materials, consumables, and supplies	72	193	155	661
Maintenance and subcontracting	219	714	261	872
Utilities	3	9	15	139
Depreciation and amortization	199	2,248	384	4,345
Other	115	104	206	185
Grants	—	(154)	(70)	(404)
Tax credits	(1,093)	70	(2,025)	70
Battery Material Plant project expenses	3,772	8,601	7,728	18,182

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

15.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Wages and benefits	2,556	2,213	4,985	4,281
Share-based compensation	841	11	1,827	2,099
Professional fees	1,803	1,180	3,655	1,711
Consulting fees	673	1,176	1,388	1,834
Travelling, representation and convention	296	359	482	561
Office and administration	1,468	1,337	3,101	2,585
Stock exchange, authorities, and communication	115	183	219	434
Depreciation and amortization	38	36	77	72
Other financial fees	4	60	11	63
Grants	(4)	—	(4)	—
General and administrative expenses	7,790	6,555	15,741	13,640

16.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Foreign exchange loss (gain)	(2,697)	(977)	(1,709)	(1,001)
Interest income	(2,295)	(720)	(2,850)	(1,722)
Interest expense on lease liabilities	1	2	2	5
Change in fair value - Listed shares	50	25	150	25
Change in fair value - Embedded derivative and deferred amount amortization	(21,341)	—	(21,506)	—
Change in fair value - Derivative warrant liability	(4,452)	5,664	(14,942)	41
Interest and accretion on borrowings and notes	7,980	357	8,237	713
Net financial costs (income)	(22,754)	4,351	(32,618)	(1,939)

17.	ADDITIONAL CASH FLOW INFORMATION

		For the six-month periods ended
		June 30, 2026	June 30, 2025
		$	$
Grants receivable and other current assets		(969)	(32)
Deferred grants		—	(151)
Mining tax credits		(2,976)	(153)
Sales taxes receivable		(3,141)	47
Prepaid expenses		1,102	(991)
Restricted cash and deposits		—	2,680
Accounts payable and other	9	5,091	(590)
Total net change in working capital		(893)	810

Other Cash Flow Information
Tax credits received		40	—
Interest paid		10	26
Deferred financing costs included in accounts payable and accrued liabilities		3,478	—
Subscription receipts issuance costs included in accounts payable and accrued liabilities		1,380	—
Share issue costs included in accounts payable and accrued liabilities		3,593	—

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the six-month periods ended
	June 30, 2026	June 30, 2025
	$	$
Additions of property, plant and equipment as per note 6	33,121	9,805
Non-cash decrease (increase) of the asset rehabilitation obligation	(354)	(37)
Borrowing costs included in Mine under construction	(764)	(1,122)
Share-based compensation capitalized (non-cash)	(95)	(336)
Capitalized depreciation	(17)	—
Grants recognized	46	73
Grants received	(203)	(596)
Tax credits recognized	3,181	—
Accounts payable variation related to property, plant and equipment	(22,175)	(1,927)
Net cash flow used in investing activities - purchase of property, plant and equipment	12,740	5,860

18.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Key management compensation
Wages and short-term benefits	967	545	1,764	890
Share-based payments	881	(172)	1,893	1,923
Board fees	209	240	410	470

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $17,166 (US$12,315) as at June 30, 2026 ($16,551 (US$12,076) as at December 31, 2025).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	As at June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	300	—	—	300
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 10)	—	—	3	3
Warrants (note 11)	—	—	50,128	50,128

	As at December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	450	—	—	450
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 10)	—	—	352	352
Warrants (note 11)	—	—	62,957	62,957

There were no transfers between Level 1, Level 2 and Level 3 during the three and six-month periods ended June 30, 2026 (none in 2025).

Liquidity Risk

Liquidity risk (note 1) is the risk that the Company encounters difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at June 30, 2026, all of the Company’s short-term liabilities totalled $114,430 ($91,406 in 2025). These liabilities have contractual maturities of less than one year and are subject to normal trade terms, except for the Derivative warrants liability (Note 11), which are recorded in short-term liabilities due to their conversion features. The derivative warrant liability entails no liquidity risk. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

	As at June 30, 2026
	Carrying	Contractual	Remainder of	Year	Year	2029 and
	amount	cash flow	the year	2027	2028	Onward
Accounts payable and other	45,737	45,737	45,737	—	—	—
Lease liabilities	1,579	1,737	349	488	314	586
Borrowings	634	675	150	300	225	—
Convertible Notes – Host[i]	17,522	17,763	17,763	—	—	—

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

20.Commitments

The Company's contractual capital commitments related to the acquisition of equipment for the Matawinie Mine Project as at June 30, 2026 are as follows:

Total
Equipment commitments – Matawinie Mine Project	49,394
Balance as at June 30, 2026	49,394

The timing of these capital payments is expected to occur between 2026 and 2028. Certain commitments included in the amount above may be cancelled at the discretion of the Company with little or no financial impact.